FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	Notice of Voting Results

Item 1

	Corporate Services Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer	Services corporatifs Vice-président exécutif Services corporatifs et chef de la direction des Affaires juridiques

www.cn.ca	935 de La Gauchetiere Street West Montreal, Quebec H3B 2M9 Canada Telephone: (514) 399-7091 Facsimile: (514) 399-4854	935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Canada Téléphone : 514-399-7091 Télécopieur : 514-399-4854

VIA SEDAR

May 1, 2019

To:

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Superintendent of Securities Office, Newfoundland & Labrador

Department of Justice, Northwest Territories

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities Office, Prince Edward Island

Saskatchewan Financial Services Commission

Yukon Securities Office

Department of Justice, Nunavut

RE:	Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 30, 2019, at 10:00 a.m., (Eastern Daylight Time) in Le Windsor, Windsor Ballroom, 1170 Peel Street, Montreal, Quebec, Canada (the “Meeting”), and in accordance with section 11.3 of NI 51-102 — Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 13 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 13 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Shauneen Bruder	538,199,964	99.62	2,039,165	0.38
Donald J. Carty	535,001,908	99.03	5,237,222	0.97
Amb. Gordon D. Giffin	518,972,536	96.06	21,266,594	3.94

Julie Godin	535,933,441	99.20	4,305,689	0.80
Edith E. Holiday	476,623,780	88.22	63,615,348	11.78
V. Maureen Kempston Darkes	514,362,445	95.21	25,876,685	4.79
The Hon. Denis Losier	505,232,679	93.52	35,006,451	6.48
The Hon. Kevin G. Lynch	497,418,561	92.07	42,820,569	7.93

James E. O’Connor	537,800,985	99.55	2,438,145	0.45
Robert Pace	513,902,473	95.13	26,336,656	4.87
Robert L. Phillips	529,824,146	98.07	10,414,983	1.93
Jean-Jacques Ruest	536,789,993	99.36	3,449,136	0.64
Laura Stein	504,054,035	93.30	36,185,093	6.70

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands. The percentage of common shares with proxies received “FOR” the appointment of the auditors was 96.30% of the common shares represented as follows:

Votes For — 538,687,699 (96.30%)

Votes Withheld — 20,693,894 (3.70%)

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 97.02% of the common shares represented at the Meeting as follows:

Votes For — 524,163,313 (97.02%)

Votes Against — 16,073,761 (2.98%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 1, 2019	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel